UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 30, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
AWARD AND ACCEPTANCE OF SHARE OPTIONS TO EXECUTIVE
DIRECTORS, THE COMPANY SECRETARY AND PRESCRIBED OFFICERS OF ANGLOGOLD
ASHANTI

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
AWARD AND ACCEPTANCE OF SHARE OPTIONS TO EXECUTIVE DIRECTORS, THE COMPANY
SECRETARY AND PRESCRIBED OFFICERS OF ANGLOGOLD ASHANTI

In terms of paragraph 3.63 of the JSE Limited Listings Requirements we hereby provide the following information regarding award and acceptance of share options by the Company under the AngloGold Share
Incentive Scheme to Executive Directors, the Company Secretary and Prescribed Officers of AngloGold
Ashanti.

Date of award
: 25 February 2020
Date of notification : 26 March 2020
Date of acceptance : 27 March 2020

Deferred Share Plan (DSP)
The AngloGold Share Incentive Scheme that was approved by shareholders, provides share awards granted to the executives which will vest over a five-year period from 25 February 2021 to 25 February 2025 in equal tranches.

Clearance was obtained in terms of paragraph 3.66 of the JSE Limited Listings Requirements.
Strike price
NIL cost to participant in accordance with the rules of the
above plan
Market value per award at date of grant
R325.97
Class of security
Option to acquire ordinary shares
Nature of transaction
Off-market acceptance of share options
Type of interest
Direct beneficial

Name
Number of DSPs
awarded
Total Value of
Awards (ZAR)
K Dushnisky (Executive Director)
128,719 41,958,532.43
C Ramon (Executive Director)
62,595 20,404,092.15
M Sanz Perez (Prescribed Officer and Company Secretary)
45,068 14,690,815.96
P Chenard (Prescribed Officer)
40,251 13,120,618.47
S Bailey (Prescribed Officer)
39,635 12,919,820.95
S Ntuli (Prescribed Officer)
46,110 15,030,476.70

T Sibisi (Prescribed Officer)
43,035 14,028,118.95
G Ehm (Prescribed Officer)
54,574 17,789,486.78
L Eybers (Prescribed Officer)
53,982 17,596,512.54

ENDS

30 March 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020
By: /s/ M E SANZ PEREZ________
Name:
Title:
EVP: Group Legal, Commercial & Governance
AngloGold Ashanti Limited
M E Sanz Perez